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         July 7, 2021

       Jeffrey DeNunzio
       Chief Executive Officer
       Fast Track Solutions, Inc.
       780 Reservoir Avenue, #123
       Cranston, RI 02910

                                                        Re: Fast Track
Solutions, Inc.
                                                            Form 10-12G
                                                            Filed March 23,
2021
                                                            File No. 000-56262

       Dear Mr. DeNunzio:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         Sincerely,


         Division of Corporation Finance

         Office of Real Estate & Construction